UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

iSecureTrac Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0-26455

(CUSIP Number)

Joseph M. Schwaller
IST Holdings, LLC
1207 N. 143rd Street
Omaha, Nebraska 6815
(402) 321-1149

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0-26455

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IST Holdings, LLC / 37-1699184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

34,018,620
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

34,018,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,018,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.7%
14	TYPE OF REPORTING PERSON (See Instructions)

OO

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CUSIP No. 0-26455

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Roger Kanne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

796,205
	8	SHARED VOTING POWER

34,018,620
	9	SOLE DISPOSITIVE POWER

796,205
	10	SHARED DISPOSITIVE POWER

34,018,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,814,825 (See Item 5(d))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.2%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

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CUSIP No. 0-26455

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph Michael Schwaller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,662
	8	SHARED VOTING POWER

34,018,620
	9	SOLE DISPOSITIVE POWER

3,662
	10	SHARED DISPOSITIVE POWER

34,018,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,022,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.7%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

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Item 1. Security and Issuer.

This Amendment No. 1 amends and supplements that certain Schedule 13D filed on September 12, 2012 (the “Original Schedule 13D”) with the Securities and Exchange Commission by (i) IST Holdings, LLC, a Nebraska limited liability company (“Holdings”); (ii) Roger Kanne, an individual who acts as a manager of Holdings and (iii) Joseph Schwaller, an individual who acts as a manager of Holdings (collectively, the “Reporting Persons”), relating to their beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of iSecureTrac Corp. (the “Company”).

All items not reported in this Amendment No. 1 are incorporated by reference from the Original Schedule 13D. Except as specifically set forth herein, the Original Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meaning set forth in the Original Schedule 13D.

This Schedule 13D relates to the acquisition by the Reporting Persons of direct ownership of shares of Common Stock which had previously been reported as beneficially owned by the Reporting Persons, the cancellation of certain warrants to purchase Common previously reported as beneficially owned by the Reporting Persons and the acquisition of shares of Common Stock not previously reported as owned beneficially by the Reporting Persons. The Reporting Persons have acquired direct ownership of 34,018,620 shares of the Common Stock on September 28, 2012 as a result of the following transactions by Holdings:

(i) the conversion by Holdings of $1,475,000 of long-term debt owed by the Company to Holdings, and the $241,722 of interest accrued thereon, into 156,066 shares of the Company’s Series D 8% Cumulative Compounding Exchangeable Preferred Stock (“Series D Preferred”);

(ii) the exchange by Holdings of 1,470,799 shares of the Company’s Series C 8% Cumulative Compounding Exchangeable Preferred Stock (“Series C Preferred”) into a net amount of 4,292,052 shares of Common Stock in accordance with the Certificate of Designation, Preferences and Rights of the Series C Preferred, except that no warrants to acquire shares of Common Stock were issued to Holdings in exchange for its shares of Series C Preferred; and

(iii) the exchange by Holdings of 1,594,425 shares of the Series D Preferred (including the 156,006 shares of Series D Preferred issued as described in item (i) above) into 29,726,568 shares of Common Stock in accordance with the Certificate of Designation, Preferences and Rights of the Series D Preferred.

As part of the transactions described above, Holdings cancelled warrants held by it for the purchase of 564,253 shares of Common Stock and, accordingly, the Reporting Persons no longer beneficially own such shares. In addition, 2,742,204 shares of Common Stock that would have been issuable to Holdings in exchange for its shares of Series C Preferred were issued instead to certain other persons who agreed to simultaneously exchange an additional 230,347 shares of Series C Preferred for Common Stock as part of the same transaction. The Reporting Persons disclaim any beneficial ownership of the 2,742,204 shares of Common Stock issued to these other exchanging holders of Series C Preferred. After the consummation of the foregoing exchange transactions, a total of 14,070 shares of Series C Preferred remain outstanding. No shares of Series D Preferred remain outstanding.

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Item 3. Source and Amount of Funds or Other Consideration.

The description of the exchange transaction described in Item 1 is incorporated by reference herein.

Item 4. Purpose of Transaction.

The principal purpose of the transaction reported in this Amendment was to carry out the purpose of the transaction reported in the Original 13D, which was to return control of the Company to the holders of its Common Stock and to substantially eliminate the liquidation preference held by the holders of the Series C Preferred and Series D Preferred. After the completion of the transaction reported in this Amendment, all but 14,070 shares of Series C Preferred and all shares of the Series D Preferred have been converted into Common Stock. Due to the reduction in the number of outstanding shares of Series C Preferred (and the exchange of all outstanding shares of Series D Preferred), the holders of Company’s two classes of Preferred Stock no longer have the authority to appoint a majority of the Company’s board of directors. As a result, all directors of the Company will be elected by the holders of the Common Stock and remaining shares of Series C Preferred voting as a single class; provided, however, that each share of Series C Preferred is entitled to eleven votes on each matter voted on by the shareholders, including the election of directors. Notwithstanding these special voting rights of the remaining shares of Series C Preferred, the Reporting Persons will control a substantial majority of the voting power of the Company through its ownership of shares of Common Stock.

The exchange of shares of Series C Preferred and Series D Preferred for Common Stock described in Item 1 has also substantially eliminated the combined liquidation preference enjoyed by the holders of the Series C Preferred and Series D Preferred with respect to the net proceeds from any sale or similar transaction involving the Company.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

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Item 5. Interest in Securities of the Issuer.

(a) and (b)

Holdings directly owns 34,018,620 shares of Common Stock representing 69.7% of the total issued and outstanding shares of Common Stock. The power to vote and dispose of these shares of Common Stock are exercised by Roger Kanne and Joseph Schwaller in their capacities as the managers of Holdings.

Roger Kanne directly exercises sole voting and dispositive authority over 702,205 shares of Common Stock that he either owns directly or which are owned by a corporation he controls. Mr. Kanne also holds fully vested options to acquire 94,000 shares of Common Stock. Mr. Kanne also indirectly beneficially owns the 34,018,620 shares of Common Stock owned by Holdings due to his position as a member and manager of Holdings. Mr. Kanne shares voting and dispositive power with Mr. Schwaller over the shares of Common Stock owned by Holdings. As a result, Mr. Kanne beneficially own 34,814,825 shares of Common Stock representing approximately 71.2% of the issued and outstanding shares of Common Stock.

Joseph Schwaller directly owns 3,662 shares of Common Stock over which he exercises sole voting and dispositive authority. Mr. Schwaller also indirectly beneficially owns the 34,018,620 shares of Common Stock owned by Holdings due to his position as a member and manager of Holdings. Mr. Schwaller shares voting and dispositive power with Mr. Kanne over the shares of Common Stock owned by Holdings. As a result, Mr. Schwaller would beneficially own 34,022,282 shares of Common Stock representing approximately 69.7% of the issued and outstanding shares of Common Stock.

Each of the foregoing percentage ownership calculation is based on 10,944,765 shares of Common Stock believed by the Reporting Persons to outstanding immediately prior to the transactions described in Item 1 of this Amendment.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012

IST HOLDINGS, LLC

By:	/s/ Joseph M. Schwaller
Joseph M. Schwaller, Manager

/s/ Joseph M. Schwaller
Joseph M. Schwaller

/s/ Roger Kanne
Roger Kanne

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